

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2019

John Parrett
Manager of Preferred Income Manager, LLC
Bridgewell Preferred Income, LP
2400 E. Colonial Dr., Suite 200
Orlando, FL 32801

> **Re: Bridgewell Preferred Income, LP**
> **Post Qualification Amendment to Form 1-A**
> **Filed December 20, 2019**
> **File No. 024-10687**

Dear Mr. Parrett:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment to Form 1-A filed December 20, 2019

Management's Discussion and Analysis of Financial Condition, page 45

1. Please update your MD&A discussion for the six months ended June 30, 2019 and for the years ended December 31, 2018 and December 31, 2017.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kevin Kim